Thomas J. Poletti Manatt, Phelps & Phillips, LLP Direct Dial: (714) 371-2501 TPoletti@manatt.com

January 23, 2024	Client-Matter: 65537-032

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE

Washington, D.C. 20549

Attention: Julie Sherman; Jeanne Baker; Jordan Nimitz; Abby Adams

Re:	Digital Health Acquisition Corp.
Amendment No. 4 to Registration Statement on Form S-4
File No. 333-268184
CIK No. 0001864531

Dear Ms. Julie Sherman, Ms. Jeanne Baker, Ms. Jordan Nimitz and Ms. Abby Adams:

On behalf of our client, Digital Health Acquisition Corp. (the “Company”), we hereby file Amendment No. 5 to the Company’s Registration Statement on Form S-4 (the “Amendment No. 5”). Amendment No. 5 is filed to provide responses to comments (the “Comments”) of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) issued in a letter dated June 15, 2023 (the “Staff’s Letter”) relating to the Company’s Amendment No. 4 to Registration Statement on Form S-4 as submitted with the Commission on May 22, 2023. In order to facilitate your review, we have responded, on behalf of the Company, to each of the Comments set forth in the Staff’s Letter, on a point by point basis. The Comments are set forth below in bold font and our response follows each respective Comment. Terms used but not defined herein have the respective meanings assigned thereto in Amendment No. 5.

Amendment No. 4 to Registration Statement on Form S-4 filed on May 22, 2023

Cover Page

Letter to Stockholders, page i

1.	We note your revisions in response to our prior comment 1 and reissue in part. Please disclose the equivalent price per share paid by the PIPE Investors and A.G.P. for the common stock they stand to hold after the conversion of their Series A and Series B Preferred Stock.

Response: Please note that due to the changes in the transaction deal terms, there is no longer a PIPE Financing or Series B Financing. Our responses to the Staff’s Comments have been applied to the conversion of the Series A Shares and the Convertible Notes, as more fully described in Amendment No. 5. The Letter to Stockholders has been revised the Cover Page (and similar disclosures throughout Amendment No. 5) to indicate that (A) the Series A Shares would convert into an aggregate of (i) 615,800 shares of DHAC Common Stock assuming a $10.00 conversion price and a Common Stock equivalent per share price of $10.00, (ii) 1,231,600 shares of DHAC Common Stock assuming a $5.00 conversion price and a Common Stock equivalent per share price of $5.00 and (iii) 3,079,000 shares of DHAC Common Stock assuming a $2.00 conversion price and a Common Stock equivalent per share price of $2.00 and (B) the Convertible Notes would convert into an aggregate of (i) 620,375 shares of DHAC Common Stock assuming a $10.00 conversion price and a Common Stock equivalent per share price of $10.00, (ii) 1,240,749 shares of DHAC Common Stock assuming a $5.00 conversion price and a Common Stock equivalent per share price of $5.00 and (iii) 3,101,872 shares of DHAC Common Stock assuming a $2.00 conversion price and a Common Stock equivalent per share price of $2.00.

Attention: Julie Sherman; Jeanne Baker; Jordan Nimitz; Abby Adams

Re: Digital Health Acquisition Corp. Form S-4 Amendment No.5

January 23, 2024

2.	We note the Extension Financing you entered into with "an institutional investor" for a $250,000 loan at a 10% interest rate. Please clarify whether this is the same loan that was issued by SCS Capital Partners on May 5, 2023, disclosed in the next full paragraph. To the extent that SCS Capital Partners did issue the Extension Note and entered into the related securities purchase agreement with DHAC, please revise your disclosure throughout to identify SCS Capital Partners as the Extension Financing lender and revise to eliminate any redundant disclosure. Please also revise your dilution tables on pages 101 and 102 to refer to the 26,086 warrants as the Extension Warrants held by SCS Capital Partners instead of "Other Stockholders."

Response: The Extension Financing of $250,000 was provided by an institutional investor that is unaffiliated with the Company and such loan was separate and apart from the $200,000 loan provided by SCS Capital on May 5, 2023. The Letter to Stockholders on the Cover Page has been revised (and related disclosures throughout Amendment No. 5) to indicate the institutional investor is an unaffiliated institutional investor.

Ownership of the Post-Business Combination Company After the Closing, page 30

3.	We note your revisions in response to comment 3. As the Sponsor and/or Initial PIPE investors may acquire shares in at the rate of $10, $5 and $2 per share, depending on the conversion rate under circumstances as outlined elsewhere in the prospectus, please revise all the redemption scenarios throughout the document to include the maximum number of shares they can obtain at the $2 per share conversion ratio, including the risk factor on page 100. When revising the document, including the shareholder letter, please also clarify the rate at which it is expected that these investors will convert the PIPE shares. For example, given the current or expected trading price, or any factors under the conversion feature, clarify if it remains applicable or reasonably expected that the Sponsor or Initial PIPE investors would convert at $10 per share. If not, so clarify and eliminate any such option from the dilution charts.

Response: All the redemption scenarios in Amendment No. 5 on each of the Cover Page, pages 33, 48, 103, 177, 183, 191, 195, 200, 244,and 259, have been revised to include the maximum Series A Shares and Convertible Notes shares issuable assuming a $2 conversion ratio in both maximum and no redemption scenarios. In response to the Staff’s comment regarding expected rate of conversion, Amendment No. 5 has been revised on each of the Cover Page, pages 33, 48, 103, 177, 183, 191, 195, 200, 244,and 259. Given the current trading price of DHAC’s common stock, the Company cannot reasonably clarify the rate at which it is expected that these investors will convert the Series A Shares and Conversion Notes.

Q: Are there any arrangements to help ensure that DHAC will have sufficient funds, together with the proceeds in its Trust Account . . . , page 60

4.	We note your revisions in response to our prior comment 8 and reissue in part. We note your statement that the PIPE Shares would convert into an aggregate of "(i) 1,756,950 shares of DHAC Common Stock assuming a $10.00 conversion price, (ii) 3,513,900 shares of DHAC Common Stock assuming a $5.00 conversion price and (iii) 8,784,500 shares of DHAC Common Stock assuming a $2.00 conversion price." Please revise this statement to include the effective price paid per share of Common Stock in each of these conversion scenarios.

Manatt, Phelps & Phillips, LLP 695 Town Center Drive, 14th Floor, Costa Mesa, California 92626

Tel: 714.371.2500 Fax: 714.371.2550

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Attention: Julie Sherman; Jeanne Baker; Jordan Nimitz; Abby Adams

Re: Digital Health Acquisition Corp. Form S-4 Amendment No.5

January 23, 2024

Response: In response to the Staff’s comment, the disclosure on pages 62-64 has been revised to include the equivalent price paid per share in each of the conversion scenarios related to the Series A Shares and the Convertible Notes.

Proposal No. 1--The Business Combination

Background of the Business Combination, page 132

5.	We note the revised disclosure in response to comment 12. Revise to clarify Mr. Ciufo's "existing sales channel relationship with Premier, Inc." as of the time of the initial public offering. Revise his background experience on page 290 to disclose when he became a consultant for Premier.

Response: In response to the Staff’s comment, the disclosure on page 134 have been revised accordingly.

6.	We note your revisions in response to our prior comment 14 and reissue in part. Please expand your disclosure to provide additional detail as follows:

•	Please disclose the material terms of the initial draft letter of intent submitted by DHAC on December 15, 2021, and all subsequent letters of intent.

Response: In response to the Staff’s comment, the disclosure on page 139 has been revised accordingly.

•	Please explain how the parties arrived at the PIPE size of $10,000,000 to $15,000,000 and the convertible note structure.

Response: The parties determined that the initial $10 million target, which was later increased to $15 million, for the PIPE was appropriate considering the agreement further to the letter of intent to have $10 million available post business combination for working capital; as redemption rates for similar SPAC transactions were are substantially high rates, DHAC wanted to ensure there would be sufficient funds available even in light of possible substantial redemptions. Please note that the PIPE Financing is no longer applicable; however, the history of such negotiations is described in Amendment No. 5.

•	We note your statement that the negotiations related to the First Amended and Restated Business Combination Agreement "revolved around the terms and conditions set forth in the amended agreement now that the consideration was also to consist of promissory notes of DHAC." Please disclose the terms and conditions that were negotiated and how the inclusion of promissory notes in the consideration instead of cash impacted the terms and negotiations.

Response: In response to the Staff’s comment, the disclosure on page 142 have been revised accordingly. No material terms of the total consideration to be issued to VSee or iDoc holders were the subject of negotiations and no other material changes were made to the First Amended and Restated Business Combination Agreement compared to the Original Business Combination Agreement.

•	Please also disclose the changes in material terms for the Second Amended and Restated Business Combination Agreement, including the negotiations and how the change to equity-based compensation affected the negotiations and resulting terms. When revising this section, disclose all material changes between the Original Business Combination Agreement, the First Amended Business Combination Agreement and the Second Amended Business Combination Agreement.

Manatt, Phelps & Phillips, LLP 695 Town Center Drive, 14th Floor, Costa Mesa, California 92626

Tel: 714.371.2500 Fax: 714.371.2550

Albany | Boston | Chicago | Los Angeles | New York | Orange County | Sacramento | San Francisco | Silicon Valley | Washington, D.C.

Attention: Julie Sherman; Jeanne Baker; Jordan Nimitz; Abby Adams

Re: Digital Health Acquisition Corp. Form S-4 Amendment No.5

January 23, 2024

Response: In response to the Staff’s comment, the disclosure on pages 142-144 has been revised accordingly. The revisions to the Second Amended and Restated Business Combination Agreement and related agreements and disclosure schedules were to reflect that the consideration to be paid to VSee and iDoc stockholders was 100% shares of DHAC Common Stock, that the PIPE was to be an offering of equity. No other material changes were made to the Second Amended and Restated Business Combination Agreement compared to the First Amended and Restated Business Combination Agreement. As disclosed in the Registration Statement, the First Amendment to the Second Amended and Restated Business Combination Agreement further amended the agreement to remove the $10 million minimum cash requirement as a closing condition. In addition, the revisions to the Third Amended and Restated Business Combination Agreement and related agreements and disclosure schedules were to reflect the termination of the PIPE Financing and the related Backstop Financing, to provide for the conversion of various indebtedness of DHAC, iDoc and VSee to Series A Preferred Stock of DHAC or into class B common stock of iDoc or VSee, and to provide for entry into the Exchange Financing and the Equity Financing, as more fully described in Amendment No. 5.

Digital Health Acquisition Corp.'s Board of Director's Discussion of Valuation, Reasons for the

Approval of the Business Combination. . .. ., page 143

7.	Given the numerous revisions to the business combination agreement, please revise this section and throughout the document to specify to which version of the business combination agreement you refer (Original, First Amended, Second Amended, First Amendment to Second Amended Business Combination Agreement, etc.). For example, please revise the proxy proposal to clarify, if true, that you are seeking shareholder approval of the Second Amended Business Combination Agreement. In addition, please revise the question and response heading on page 42 to clarify that you did not seek a second fairness opinion after the Original Business Combination Agreement was revised. Finally, add a risk factor reflecting the Board's decision not to obtain an updated fairness opinion given the changes to the business combination agreement, including the consideration, and the revised projections.

Response: In response to the Staff’s comment, the disclosure on pages 46 and 146 has been revised accordingly. The risk factor is added on page 98.

Satisfaction of the 80% Test, page 145

8.	Please revise to include discussion of the quantitative basis for determining that the business combination had a fair market value of at least 80% of the balance of the funds in the trust account at the time of execution of the merger agreement. Please include the material details of the specific analyses used, what sources of information were used to make the determination, and any quantitative or qualitative factors considered.

Response: In response to the Staff’s comment, the disclosure on page 149 has been revised accordingly.

Certain Unaudited VSee and iDoc Prospective Financial Information, page 154

9.	We note your revisions in response to our prior comment 18 and reissue the comment. Please clarify whether the DHAC Board feels it is appropriate to continue to rely on the fairness opinion rendered by Cassel Salpeter, in light of the revised terms of business combination agreement and revised projections that have occurred since the opinion was given. Also clarify what factors the board considered and what weight the Board gave the opinion and underlying valuations on October 5, 2022, when it approved the Second Amended and Restated Business Combination Agreement and related documents, and recommended that DHAC's stockholders approve the revised agreement.

Manatt, Phelps & Phillips, LLP 695 Town Center Drive, 14th Floor, Costa Mesa, California 92626

Tel: 714.371.2500 Fax: 714.371.2550

Albany | Boston | Chicago | Los Angeles | New York | Orange County | Sacramento | San Francisco | Silicon Valley | Washington, D.C.

Attention: Julie Sherman; Jeanne Baker; Jordan Nimitz; Abby Adams

Re: Digital Health Acquisition Corp. Form S-4 Amendment No.5

January 23, 2024

Response: In response to the Staff’s comment, the disclosure on pages 152- 157 have been revised accordingly.

Information About VSee, page 200

10.	We note your revisions in response to our prior comment 19 on pages 217 and 228. Please revise to disclose the material terms of the signed agreements, including the identity of the counterparties, and file the agreements as exhibits, to the extent material, or explain why the company is not substantially dependent upon the contracts. Tell us whether the verbally acknowledged VSee agreement is expected to be finalized, and if so, the anticipated timing. Finally, given the timing of the projections, including those for the second quarter of 2023, disclose whether these projections remain reliable.

Response: In response to the Staff’s comment, the disclosure on pages 219-223 has been revised. The contracts are not material because they are service contracts where VSee provides services based on the number of employees of the client’s businesses and charges monthly services fees based on the products and services used by the client. The value of these contracts are based on the services used by the client. The projections have also been updated to reflect 2024 projections.

Information About iDoc

Competition, page 209

11.	We note the industry identified as "telemedicine" and the range of potential competitors identified. Please revise to clarify iDoc's competitive position in the industry and against whom or in what specific portion of the industry iDoc believes it competes favorably based on the factors listed. Refer to Item 101(h)(4)(iv) of Regulation S-K.

Response: In response to the Staff’s comment, the disclosure on pages 228-229 has been revised.

Management's Discussion and Analysis of Financial Condition and Results of Operations of

iDoc, page 226

12.	On page 209 you disclose that iDoc "focus[es its] research and development spend on delivering new products and further enhancing the functionality, performance and flexibility of [its] solution." The Management's Discussion and Analysis section for iDoc; however, does not appear to address any R&D expenses. Please revise one or both sections to clarify.

Response: In response to the Staff’s comment, the disclosure on page 228 has been revised.

Securities Ownership of Certain Beneficial Owners and Management, page 304

13.	We reissue comment 28 in part. Please revise the beneficial ownership tables so that there is a beneficial ownership table in substantially the form provided in Item 403 of Regulation S-K, by class, for each separate entity (VSee, iDoc and DHAC) before the business combination. In addition, provide a separate beneficial ownership table for the surviving entity after the business combination. To the extent that entity has separate classes of securities, be sure to disclose the separate classes in a table substantially in the form provided in Item 403. In addition, please revise the table of contents to include an entry for Securities Ownership of Certain Beneficial Owners and Management.

Manatt, Phelps & Phillips, LLP 695 Town Center Drive, 14th Floor, Costa Mesa, California 92626

Tel: 714.371.2500 Fax: 714.371.2550

Albany | Boston | Chicago | Los Angeles | New York | Orange County | Sacramento | San Francisco | Silicon Valley | Washington, D.C.

Attention: Julie Sherman; Jeanne Baker; Jordan Nimitz; Abby Adams

Re: Digital Health Acquisition Corp. Form S-4 Amendment No.5

January 23, 2024

Response: In response to the Staff’s comment, the beneficial ownership tables and respective disclosure on pages 301-304 have been revised.

General

14.	With a view toward disclosure, please tell us whether your sponsor is, is controlled by, has any members who are, or has substantial ties with, a non-U.S. person. If so, please revise your filing to include risk factor disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a target company should the transaction be subject to review by a U.S. government entity, such as the Committee on Foreign Investment in the United States (CFIUS), or ultimately prohibited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless.

Response: DHAC’s sponsor is not, is not controlled by, has no members who are, and has no substantial ties with, a non-U.S. person.

Should you or the staff have questions regarding the foregoing responses or additional comments please contact Thomas Poletti at 714.371.2501 or Veronica Lah at 310.312.4130.

Sincerely,

/s/ Thomas J. Poletti
Thomas J. Poletti

cc:          Digital Health Acquisition Corp.

Manatt, Phelps & Phillips, LLP 695 Town Center Drive, 14th Floor, Costa Mesa, California 92626

Tel: 714.371.2500 Fax: 714.371.2550

Albany | Boston | Chicago | Los Angeles | New York | Orange County | Sacramento | San Francisco | Silicon Valley | Washington, D.C.